VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

March 19, 2025

Re:	Spark Fund One, LLC
Offering Statement on Form 1-A, as amended
File No. 024-12545

To Whom It May Concern:

On behalf of Spark Fund One, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Daylight Time, on Monday, March 24, 2025, or as soon thereafter as is practicable.

Sincerely,

/s/ Thomas P. DeJong

Thomas P. DeJong, Esq.

Red Rock Securities Law